SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
Commission File No.: 1-13079
Gaylord Entertainment Company
401(k) Savings Plan
(Full title of plan)
Gaylord Entertainment Company
One Gaylord Drive
Nashville, TN 37214
(Name of issuer of securities held pursuant to the plan
and address of principal executive office)

Gaylord Entertainment Company
401(k) Savings Plan

Report of Independent Registered Public Accounting Firm
To the Participants and Benefits Trust Committee of the
Gaylord Entertainment Company 401(k) Savings Plan
Nashville, Tennessee
We have audited the accompanying statements of net assets available for benefits of the Gaylord Entertainment Company 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
Dallas, Texas
June 29, 2006

Gaylord Entertainment Company
401(k) Savings Plan
Statements of Net Assets Available for Benefits

December 31,	2005	2004
		(in thousands)
Assets

Investments, at fair value as determined by quoted market prices:
Mutual funds	$92,418	$60,248

Investments, at estimated fair value:
Common collective trust	23,696	13,546
Company common stock	5,107	3,738
Participant loans	3,587	3,053

	32,390	20,337

Total investments	124,808	80,585

Receivables:
Participant contributions	—	283
Employer contributions	—	284
Accrued investment income	95	—

Total receivables	95	567

Cash	37	11

Total Assets	124,940	81,163

Liabilities

Other liabilities	916	—
Accrued expenses	73	—

Total Liabilities	989	—

Net assets available for benefits	$123,951	$81,163

See accompanying notes to financial statements.

Gaylord Entertainment Company
401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2005
(in thousands)
Additions
Investment income:
Interest income from participant loans	$260
Net appreciation in fair value of investments	3,611
Dividend income	3,494

Total investment income	7,365

Contributions:
Participant contributions	11,403
Employer matching contributions	3,862
Employer non-elective core contributions	3,661

Total contributions	18,926

Transfers to plan	29,475

Total additions	55,766

Deductions
Benefits paid to participants	12,672
Administrative expenses	306

Total deductions	12,978

Net increase in net assets available for benefits	42,788

Net assets available for benefits, beginning of year	81,163

Net assets available for benefits, end of year	$123,951

See accompanying notes to financial statements.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

1. Plan Description	The following description of the Gaylord Entertainment Company 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General — Gaylord Entertainment Company (the “Company/Employer”) established the Plan, originally effective on October 1, 1980. The Plan is a profit sharing plan with a cash or deferral arrangement available to qualifying employees of the Company. The Plan is intended to conform to and qualify under Section 401 and 501 of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended and restated on April 1, 1996, and was subsequently amended effective January 1, 2002, January 1, 2004, and January 1, 2005.

Effective January 1, 2005 the ResortQuest Savings and Retirement Plan was merged into the Plan.

In addition, effective January 1, 2005, Wilmington Trust Company replaced Charles Schwab Trust Company as the Plan’s Trustee and Lincoln Financial Group replaced Milliman as the Plan’s Recordkeeper.

On January 3, 2005, the Company closed on the acquisition of certain vacation rental management businesses of East West Resorts. Employees of those businesses became eligible to participate in the Plan effective April 1, 2005. Balances of former participants in the East West Resorts 401(k) Savings and Retirement Plan were transferred as a plan-to-plan transfer into the Plan effective June 1, 2005. The net assets were presented as an addition and reflected at fair value on the date of the transfer in the accompanying financial statements.

Administration — The Benefits Trust Committee of the Gaylord Entertainment Company 401(k) Savings Plan is responsible for the

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

administration and operation of the Plan. Lincoln Financial Group (the “Recordkeeper”) has been retained to provide recordkeeping services for the Plan. Wilmington Trust Company (the “Trustee”) is responsible for the custody and management of the Plan’s assets.

Eligibility — An employee is eligible to participate in the Plan the first day of the payroll period on or after the day such employee has completed three months of eligible service, as defined in the Plan, and attained the age of twenty-one. Classes of employees excluded from participation in the Plan include: (1) certain employees covered by collective bargaining agreements, unless the agreement provides for plan participation, (2) casual employees, (3) leased employees, (4) hourly employees who were hired on an “on-call” basis, (5) non-resident, non-United States citizens other than employees on a VISA which requires benefits coverage to be offered and employees who have an employment authorization card, and (6) individuals classified as independent contractors.

Contributions — Participants may contribute up to 40% of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. The Company will match participant contributions up to 50% of that portion of the employee pre-tax contribution that does not exceed 6% of the participant’s compensation for each plan year.

The Company will make a non-elective contribution equal to 2% of each eligible employee’s covered compensation, regardless of participation. The covered compensation is limited to compensation actually received while eligible to participate in the Plan. Employees of the Company’s ResortQuest subsidiaries are not eligible to receive this non-elective contribution, unless their principal workplace is the Company’s headquarters in Nashville, Tennessee.

Additionally, the Company may make an annual employer profit sharing contribution to eligible employees employed on December 31 of the plan year. The profit sharing contribution will range from 0% to 2% of each eligible employee’s covered compensation, regardless of participation.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

Participants direct the investment of their contributions, employer matching contributions, employer non-elective contributions and employer profit sharing contributions into various investment options offered by the Plan.

Participant Accounts — Each participant account is credited with the participant’s and the Company’s contributions and an allocation of net plan earnings. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers the Company’s common stock, one common/collective trust and ten mutual funds as investment options for participants.

Vesting — Participants are immediately vested in their voluntary contributions and any income or loss thereon. After one year of eligible service with 1,000 hours, participants become 25% vested in employer matching contributions, employer non-elective contributions and employer profit sharing contributions. Thereafter, participants vest in employer contributions at a rate of 25% per year of service and are fully vested after four years of 1,000 hours of eligible service per year.

All employer contributions vest immediately upon a participant’s death, disability, or attainment of the normal retirement age, as defined by the plan agreement.

Payment of Benefits — Upon termination of service due to death, disability, retirement or separation, a participant receives the vested account balance in a lump-sum distribution or direct rollover into another qualified plan or individual retirement account. If the value of the vested account is greater than $5,000, the participant may elect to defer payment to a later date, but not beyond the participant’s normal retirement date. In the event such distribution is greater than $1,000 (and not in excess of $5,000), if the Participant does not elect to have the distribution paid directly to an eligible retirement plan specified by the Participant in a direct rollover or to receive the distribution directly, then the Plan Administrator will pay the distribution in a direct rollover to an individual retirement plan

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

designated by the Plan Administrator.

In the event of financial hardship, as defined in the plan agreement, or where a participant has attained the age of 59 1/2, a participant may elect, while still in the employment of the Company, to withdraw all or part of their vested balance. A participant may receive a hardship withdrawal only after obtaining the maximum number of loans to which they are entitled. Cases of financial hardship are reviewed and approved by the Recordkeeper in accordance with the applicable provisions of ERISA. A participant may elect at any time to withdraw amounts that were contributed to the Plan as a rollover contribution, subject to certain limitations in the plan agreement.

Forfeitures — Forfeitures are used to pay Plan expenses. Any remaining forfeitures are then used to reduce future Company contributions. Forfeited amounts at December 31, 2005 were not material to the financial statements.

Participant Loans — Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate quoted in the Wall Street Journal on the first day of the month in which the loan is made, plus 2%. The loans are repaid ratably through payroll deductions over a period of five years or less for a general-purpose loan or over a period of ten years or less for a primary residence loan.

Voting Rights — Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and is notified by the transfer agent, SunTrust Bank, prior to the time such rights are to be exercised.

Administrative Expenses — Substantially all administrative expenses of the Plan are paid directly by the Plan.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies	Basis of Accounting — The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — Mutual funds are valued at the net asset value (fair value) per unit (share) of the fund or the portfolio based upon quoted market prices in an active market. Participant loans are valued at their outstanding balances, which approximates their fair value. The Gaylord stock fund consists of corporate common stock that is valued at quoted market prices and interest bearing cash, both of which approximate its fair value. The common collective trust is made up of investment contracts that are valued at contract value, which approximates their fair value. The contract value of the investment contracts is comprised of invested principal plus accrued interest. Purchases and sales of investments are recorded on a settlement-date basis, which approximates investments recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits — Benefits are recorded when paid.

Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

3. Investments	The following presents investments that represent five percent or more of the Plan’s net assets (in thousands):

December 31,	2005	2004

Dodge & Cox Balanced Fund	$21,248	$19,543
Schwab S & P 500 Fund	—	14,695
Gartmore Morley Stable Value Fund	23,696	13,547
Calamos Growth Fund Class A	9,645	6,543
PIMCO Total Return Fund Inst’l Class	11,481	6,022
Oakmark International Fund	10,322	5,283
Scudder Institutional Funds Equity 500 Index Fund	21,769	—

Total investments above 5%	98,161	65,633
Total investments below 5%	26,647	14,952

Total investments	$124,808	$80,585

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Year ended December 31,	2005

Mutual funds	$2,548
Common collective trust	843
Shares of the Company’s common stock	220

Total investments	$3,611

4. Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participant accounts will become fully vested and non-forfeitable.

5. Income Tax Status	The Internal Revenue Service determined and informed the Company, in a letter dated December 4, 2003, that the Plan, as then designed, was qualified and the trust established under the Plan was tax-exempt under the appropriate sections of the IRC. Although the

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the accompanying Plan’s financial statements.

6. Related Party Transactions	Certain Plan investments are shares of mutual funds managed by the Trustee, as defined by the Plan. Investments managed by the Trustee qualify as party-in-interest transactions. In addition, the Plan invests in common stock of the Company. At December 31, 2005 and 2004, the Plan held 115,945 and 90,007 shares, respectively, which represented less than 1% of the outstanding shares of the Company at that date.

7. Reconciliation of Financial Statements to Form 5500	The financial statements of the Plan, as prepared under accounting principles generally accepted in the United States of America, include distributions to participants as deductions when paid. The Department of Labor (“DOL”) requires that amounts allocated to participants who have elected to withdraw from the Plan, but have not been paid, be recorded as a liability on the Form 5500. Additionally, the DOL requires participant loans that violate the IRC to be recorded as deemed distributions on the Form 5500, although the Plan still holds the participant loans as an investment.

The following is a reconciliation of net assets available for benefits according to the financial statements compared to Form 5500 (in thousands):

December 31,	2005	2004

Net assets available for benefits per the accompanying financial statements	$123,951	$81,163
Add: Accrued expenses	73	—
Less: Deemed distributions	—	(13)

Net assets available for benefits per Form 5500	$124,024	$81,150

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

The following is a reconciliation of the increase in net assets available for benefits according to the financial statements compared to Form 5500 (in thousands):

Year ended December 31,	2005

Net increase in net assets available for benefits per the accompanying financial statements	$42,788
Add: Deemed distributions	13
Add: Accrued expenses	73
Less: Transfers into the plan	(29,475)

Net increase in net assets available for benefits per Form 5500	$13,399

Gaylord Entertainment Company
401(k) Savings Plan
Schedule of Assets Held for Investment Purposes at End of Year

			EIN: 73-0664379
December 31, 2005			Plan Number: 002
		(c)
		Description of Investment,
	(b)	including Maturity Date,	(d)	(e)
	Identity of Issuer,	Rate of Interest, Collateral,	Number of	Current
(a)	Borrower or Similar Party	Par or Maturity Value	Shares/Units	Value

*	Gaylord Entertainment Company	Common Stock	492,510	$5,106,967
	Gartmore Morley Stable Value Fund	Common/Collective Trust	1,218,736	23,695,874
	Dodge & Cox Balanced Fund	Mutual Fund	261,230	21,248,472
	Baron Growth Fund	Mutual Fund	67,232	3,052,341
	Calamos Growth Fund Class A	Mutual Fund	175,178	9,645,302
	PIMCO Total Return Fund Inst’l Class	Mutual Fund	1,093,457	11,481,296
	Oakmark International Fund	Mutual Fund	458,347	10,321,978
	Scudder Institutional Funds Equity 500 Index Fund	Mutual Fund	155,660	21,769,066
	Growth Fund of America — Class A	Mutual Fund	136,618	4,216,021
	Advisors Inner Circle Fund LSV Value Equity Fund	Mutual Fund	255,099	4,132,609
	Royce Opportunity Fund	Mutual Fund	196,499	2,414,970
	Hotchkis & Wiley Mid Cap Value	Mutual Fund	109,353	3,083,758
*	Wilmington Prime Money Market Portfolio	Mutual Fund	1,052,844	1,052,844
*	Participant loans	Maturity dates up to 10
		years and interest rates
		ranging from 6.00% -
		11.50%	3,586,630	3,586,630

				$124,808,128

* A party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Gaylord Entertainment Company 401(k) Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

GAYLORD ENTERTAINMENT COMPANY
401(k) SAVINGS PLAN
	By:	Benefits Trust Committee for the Gaylord Entertainment Company 401(k) Savings Plan

Date: June 29, 2006		By:	/s/ Melissa Buffington

		Name:	Melissa Buffington
		Title:	Chairman, Benefits Trust Committee for the Gaylord Entertainment Company 401(k) Savings Plan

     The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:
EXHIBITS
23.1	Consent of BDO Seidman, LLP